FundVantage Trust

301 Bellevue Parkway

Wilmington, DE 19809

November 29, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FundVantage Trust (the “Trust”)
(Securities Act File No. 333-141120, 811-22027)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the C WorldWide Global Equities Fund (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not become effective as of the date of this letter:

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
C WorldWide Global Equities Fund	S000076869	275	May 6, 2022

Subsequent to the filing, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 275 is consistent with the public interest.

If you have any questions, please call John P. Falco of Troutman Pepper Hamilton Sanders LLP at (215) 981-4659.

Sincerely,

FundVantage Trust

By:	/s/ Joel L. Weiss
Joel L. Weiss
President and CEO

cc:	Christine Catanzaro, Treasurer and CFO
John M. Ford, Esq.
Joseph A. Goldman, Esq.